SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/4/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
842,202

8. SHARED VOTING POWER
243,388

9. SOLE DISPOSITIVE POWER
842,202
_______________________________________________________

10. SHARED DISPOSITIVE POWER

243,388

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,085,590 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.97%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
842,202

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
842,202
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
842,202

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.29%


14. TYPE OF REPORTING PERSON

IC

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
824,942

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
824,942
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
824,942

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.09%


14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
842,202

8. SHARED VOTING POWER
243,388

9. SOLE DISPOSITIVE POWER
842,202
_______________________________________________________

10. SHARED DISPOSITIVE POWER

243,388

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,085,590 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.97%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
842,202

8. SHARED VOTING POWER
243,388

9. SOLE DISPOSITIVE POWER
842,202
_______________________________________________________

10. SHARED DISPOSITIVE POWER

243,388

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,085,590 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.97%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
842,202

8. SHARED VOTING POWER
243,388

9. SOLE DISPOSITIVE POWER
842,202
_______________________________________________________

10. SHARED DISPOSITIVE POWER

243,388

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,085,590 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.97%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #10 to the schedule 13d filed November 22, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on November 10, 2014 there were 9,072,032 shares of common stock outstanding as of 10/31/2014. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of December 4, 2014, Bulldog
Investors, LLC is deemed to be the beneficial owner of 1,085,590 shares of SVVC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 1,085,590 shares of SVVC include 842,202 shares (representing 9.29% of SVVC's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Bulldog Investors General Partnership, Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP,
Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity
Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Group of Funds). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. Bulldog Investors General Partnership is the beneficial owner of 824,942 shares (representing 9.09% of SVVC's outstanding shares). All other shares included in the aforementioned 1,085,590 shares of SVVC beneficially owned by Bulldog Investors, LLC
(solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 243,388 shares (representing 2.68% of SVVC's outstanding shares).


c) During the last 60 days the following shares of SVVC were sold:

Date:		        Shares:		Price:
11/07/14		(1,200)		22.7083
11/11/14		(9,464)		22.6504
11/12/14		(21,577)	22.7064
11/12/14		(25,000)	22.6600
11/24/14		(3,034)		22.5976
11/26/14		(17,000)	22.5413
12/01/14		(2,000)		22.5310
12/02/14		(10,000)	22.6609
12/04/14		(185,000)	19.6000




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 12/05/2014

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Bulldog Investors General Partnership
By: /s/ Phillip Goldstein
Phillip Goldstein, Manager of
the Managing General Partner

OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

CALAPASAS WEST PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE SPECIAL SITUATIONS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE OFFSHORE FUND, LTD.
By: /s/ Andrew Dakos
Andrew Dakos, Director

FULL VALUE PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

OPPORTUNITY INCOME PLUS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

MCM OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP